EXTENDING

OUR REACH


ABAXIS

Abaxis Annual Report 2013

REACHING OUT

To Our Shareholders:

Fiscal year 2013 was a significant year for Abaxis, as we delivered strong financial results in all areas of the company and further demonstrated the strength of our business model. We achieved an increase of 19% in sales and generated solid operating cash flow. We built a successful foundation to serve the needs of clinicians and patients with in-clinic services and technologies while continuing to **extend** our customer reach. Our achievements position us for growth in fiscal 2014 and beyond.

Highlights for fiscal 2013 include:

- Worldwide revenues grew 19% to $186.0 million. Revenues in North America grew 18% to $152.8 million and international revenues increased to $33.2 million.
- Total medical and veterinary instrument revenues rose to $46.0 million.
- Consumable sales increased to $127.5 million from $113.8 million in fiscal 2012.
- Medical and veterinary reagent disc sales increased to $99.3 million.
- Veterinary market revenues, including Abaxis Veterinary Reference Laboratories (AVRL), grew to over $150.0 million, an increase of 23% from fiscal 2012.
- Gross profit increased 15% to $98.2 million.
- Net income was $27.5 million, a 110% increase from $13.1 million in fiscal 2012 due to instrument and consumable sales and gain from a legal settlement. Diluted earnings were $1.23 per share in fiscal 2013 compared with $0.58 in fiscal 2012.
- We entered into a strategic partnership with Abbott Point of Care to distribute our medical diagnostic products and with MWI Veterinary Supply to market, sell and distribute our animal health products.
- Operating cash flow increased to $29.2 million, and we had total cash, cash equivalents and investment balance at year end of $95.3 million.
- We paid a special cash dividend of $1.00 per share to our shareholders, totaling $22.0 million.

We ended fiscal year 2013 on a strong note and achieved solid growth in reagent disc sales, revenue and net earnings, and we finished the year with another record in instrument placements that positions us for continued growth in fiscal 2014.

Medical Market Segment

In the medical market, we are very pleased with the steps that we have taken to **extend** our customer reach. During fiscal 2013, we began selling our Piccolo Xpress® analyzers to pharmaceutical companies, contract research organizations and central laboratories in support of clinical trials. In the third quarter of fiscal 2013, we formed a strategic partnership with Abbott Point

IN EVERY DIRECTION



of Care to market and distribute our Piccolo products in the United States, China and Hong Kong. We will continue to sell our Piccolo products directly in other specified market segments. We also **extended** our reagent disc menu with the addition of the Lactate assay. Lactate is positioned on a new disc called MetLac 12, further increasing our total to 16 available reagent discs. We are excited about the potential that our business strategy adds for long-term growth.

Veterinary Market Segment

In fiscal 2013, we saw a 23% revenue growth in the veterinary market. We continued to **extend** our customer reach through our Abaxis Veterinary Reference Laboratories (AVRL) and our on-site diagnostic systems, which include a comprehensive rapid test line. During the second quarter of fiscal 2013, we signed a distribution agreement with MWI Veterinary Supply, a national distributor in the United States, to distribute our animal health products. We also **extended** our reagent disc offerings by offering the Kidney Profile Plus panel with our VetScan VS2 chemistry analyzer, further increasing our reagent profiles to a total of 10 available tests. As a result, we are excited about our expanding product line, increased customer base and new distribution channels that allow for our continued success in animal health.

Looking at fiscal 2013, I believe that Abaxis successfully completed a range of strategic changes across the company, setting the stage for the next phase of Abaxis' growth. With the new fiscal year upon us, Abaxis has the forward momentum for continued growth and continued ability to make a difference in the quality and efficiency of healthcare. We remain dedicated in our efforts to **extend** our customer reach, deliver profitable growth and generate long-term shareholder value.

We gratefully acknowledge the contributions of the Abaxis team and distribution partners. With our financial resources, technology and products, and our talented and committed employees, we strive to continue to **extend** our reach. Thank you for your continued support and we look forward to making fiscal 2014 rewarding for all of us.

Sincerely,





Clint H. Severson

Chairman, President and Chief Executive Officer

Revenues/Operating Income


$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Revenues
09
10
11
12
13
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Operating Income
Revenues in thousands
Operating Income in thousands

Reagent Disc/Chemistry Analyzer Sales


8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Reagent Discs
09
10
11
12
13
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Chemistry Analyzers
Reagent Disc Unit Sales
Chemistry Analyzer Unit Sales cumulative

Better + Better

There's Nowhere Better Can't Go

The Abaxis Animal Health business delivered another year of significant growth and expansion of products, services and veterinary offerings.

Growing The Base

The rapid growth of the Abaxis brand has long been the result of providing customers with superior value, innovation and customer service in point-of-care diagnostics. With Abaxis seeing is believing. And now thanks to a major new Tier 1 distribution partner, Abaxis point-of-care veterinary products will extend to over 85% of target veterinary practices—virtually doubling our reach.

Growing The Offering

Since the launch of Abaxis Veterinary Reference Laboratories (AVRL), more than 2000 facilities have made the switch to AVRL and integrated their in-house and out-of-house veterinary diagnostics into a single, seamless Abaxis solution.

This year Abaxis signed a **major Tier 1 distributor**, expanding market coverage significantly in the United States.

$186 million in worldwide sales in 2013

Abaxis Veterinary Reference Laboratories (AVRL) has served over **2000 customers** in fiscal 2013.

Better Gets **Bigger**

Reaching A Whole New Audience

The Piccolo Xpress point-of-care diagnostic system facilitates better and more convenient patient care by providing real-time clinical information to physicians right in their practice. It's a valuable asset in today's managed-care environment that can reduce costs while increasing patient throughput. In fiscal 2013, Abaxis initiated the first use of Piccolo products in the clinical trials market. And the word is out.

Delivering Results Today

With the Piccolo's 12-minute test time, healthcare providers can diagnose and treat within the span of a single office visit, thereby increasing the efficiency of care, reducing costs, improving patient management and boosting revenues. The Piccolo menu features 31 blood chemistry tests that range from liver, kidney and metabolic functions to lipids, electrolytes and other specialty analytes. These 31 tests are conveniently configured into 16 completely self-contained reagent discs, 11 of which are CLIA waived.

Extending Our Potential For Tomorrow

The launch of MetLac 12, which includes our Lactate assay, continues to expand the ever-growing Piccolo diagnostic test portfolio. And in fiscal 2013, Abaxis entered into a partnership with Abbott Point of Care to market and distribute our Piccolo products. Our partnership improves the market penetration of the human healthcare market in the United States, China and Hong Kong.

Piccolo Xpress Sales of **1072 Units**

31% growth in instrument sales

7.5 million units of reagent discs sold in 2013


piccolo
ABAXIS

This year Abaxis signed an **exclusive distribution agreement** with Abbott Point of Care to sell Piccolo products in the United States, China and Hong Kong.

Revenues by Geography, Product and Service and Segment

Revenues by Geographic Region*



- North America **82%**
- Europe **14%**
- Asia Pacific and rest of the world **4%**

Revenues by Product and Service*



- Consumables **68%**
- Instruments **25%**
- Other **7%**

Revenues by Segment*



- Veterinary Market **81%**
- Medical Market **17%**
- Other **2%**

* Year ended March 31, 2013.

Financial Highlights

Consolidated Statements of Income Data

(in thousands, except per share data)

Year Ended March 31,	09	10	11	12	13
Revenues	$105,562	$124,557	$143,676	$156,596	$186,025
Cost of revenues	$46,937	$52,435	$63,884	$71,493	$87,794
Income from operations	$17,795	$20,775	$22,472	$19,457	$42,136
Net income	$12,013	$13,023	$14,537	$13,091	$27,459
Diluted net income per share	$0.54	$0.58	$0.64	$0.58	$1.23
Shares used in calculating diluted net income per share	22,324	22,606	22,858	22,462	22,381

Consolidated Balance Sheets Data

(in thousands)

As of March 31,	09	10	11	12	13
Cash and cash equivalents and investments	$74,899	$96,519	$105,689	$90,974	$95,264
Working capital	$101,815	$89,327	$107,542	$109,966	$132,944
Total assets	$140,711	$167,816	$188,260	$181,836	$201,763
Non-current liabilities	$2,270	$1,682	$3,090	$4,620	$5,550
Total shareholders' equity	$126,892	$147,119	$168,648	$159,785	$176,194

Corporate Directory and Related Shareholder Information

Board of Directors

Clinton H. Severson
Chairman of the Board

Vernon E. Altman
Senior Advisor, Bain & Company, Inc.

Richard J. Bastiani, PhD
Retired
Most recently Chairman of Response Biomedical Corporation

Michael D. Casey
Retired
Most recently Chairman and Chief Executive Officer of Matrix Pharmaceutical, Inc.

Henk J. Evenhuis
Retired
Most recently Chief Financial Officer of Fair Isaac Corporation

Prithipal Singh, PhD
Retired
Most recently Chairman of ChemTrak, Inc.

Management Team

Clinton H. Severson
President, Chief Executive Officer

Alberto R. Santa Ines
Chief Financial Officer

Kenneth P. Aron, PhD
Chief Technology Officer

Donald P. Wood
Chief Operations Officer

Martin V. Mulroy
Chief Commercial Officer for North America Animal Health

Vladimir E. Ostoich, PhD
Founder, Vice President of Government Affairs and Vice President of Marketing for the Pacific Rim

Achim Henkel
Managing Director of Abaxis Europe GmbH

Corporate Headquarters

Abaxis, Inc.

3240 Whipple Road
Union City, CA 94587
(510) 675 6500
www.abaxis.com

Abaxis European Subsidiary

Abaxis Europe GmbH

Stock Exchange Listing

Abaxis, Inc.'s common stock is traded on the NASDAQ Global Market under the symbol ABAX.

Transfer Agent and Registrar

Computershare Trust Company NA

P.O. Box 43078
Providence, RI 02940-3078
(877) 373 6374
www.computershare.com

Independent Registered Public Accounting Firm

Burr Pilger Mayer, Inc.
San Jose, California

Legal Counsel

Cooley LLP
San Francisco, California

Form 10-K

The Company's complete filings with the Securities and Exchange Commission, including the Form 10-K included in this report and all exhibits, are available without charge on the Company's Web site at **www.abaxis.com** under "Investor Relations-SEC Filings" as well as on the SEC's Web site at **www.sec.gov**.


ABAXIS

Abaxis, Inc.
Abaxis North America

3240 Whipple Road
Union City, CA 94587

Abaxis Europe GmbH

Otto-Hesse-Strasse 19
T9, 3. OG Ost
D-64293 Darmstadt Germany

www.abaxis.com

002CSN2C3E